SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

First High-School Education Group Co., Ltd.

(Name of the Issuer)

First High-School Education Group Co., Ltd.

One Education Holding Limited

One Education Merger Limited

Shaowei Zhang

Visionsky Group Limited

Yu Wu

Brightenwit Group Limited

Pengwei Luo

Spring River Greater China Fund

Long-Spring Education Management Limited

Long-Spring Education International Limited

Long-Spring Education Technology Limited

Long-Spring Education Consulting Limited

(Name of Person(s) Filing Statement)

Class A Ordinary Shares, par value US$0.00001 per share*

American Depositary Shares, each representing three Class A Ordinary Shares

(Title of Classes of Securities)

320505100**

(CUSIP Number of Classes of Securities)

First High-School Education Group Co., Ltd.	Shaowei Zhang
No. 1-1, Tiyuan Road, Xishan District,	Visionsky Group Limited
Kunming, Yunnan Province 650228,	Yu Wu
People’s Republic of China	Brightenwit Group Limited
Attention: Tommy Zhou, Chief Financial Officer	Long-Spring Education Management Limited
Telephone: +86-10-62555966	Long-Spring Education International Limited
E-mail: tommyzhou@dygz.com	Long-Spring Education Technology Limited
Long-Spring Education Consulting Limited
No. 1-1, Tiyuan Road, Xishan District,
Kunming, Yunnan Province 650228,
People’s Republic of China
Attention: Shaowei Zhang
Telephone: +86-871-6515-5502

Pengwei Luo
Spring River Greater China Fund
12A1, OfficePlus@Mongkok, 998 Canton Road, Mongkok, Hong Kong
Telephone: +852-25164935

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With Copies to:

Jie Zhu, Esq.	Dan Ouyang, Esq.	Kelvin Chu, Esq.
K. Ronnie Li, Esq.	Wilson Sonsini Goodrich & Rosati	Longhao Wang, Esq.
Wilson Sonsini Goodrich & Rosati	Professional Corporation	CKM Legal
Professional Corporation Jin Mao Tower 38F, Unit 03-04	Unit 2901, 29F, Tower C, Beijing Yintai Centre	13A, Shun Ho Tower, 24-30 Ice House Street
88 Century Boulevard	No. 2 Jianguomenwai Avenue	Central, Hong Kong
Shanghai, 200121	Chaoyang District, Beijing 100022	Tel: (852) 3482 9362
The People’s Republic of China	The People’s Republic of China
Tel: (86) 21-6165-1700	Tel: (86) 10 6529-8300

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐.

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐.

*	Not for trading, but only in connection with the quotation of the American depositary shares (“ADSs”) on the OTC Pink Limited Information (the “OTC Market”), each representing three Class A ordinary shares, par value US$0.00001 per share, of the Company (the “Class A Ordinary Shares”).

**	CUSIP number of the ADSs, each representing three Class A Ordinary Shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This amendment No. 2 (the “Final Amendment”) to the transaction statement pursuant to Rule 13e-3 (this “Transaction Statement”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following Persons (each, separately, a “Filing Person,” and collectively, the “Filing Persons”): (1) First High-School Education Group Co., Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Ordinary Shares (as defined below), including the Class A Ordinary Shares represented by ADSs (as defined below), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (2) One Education Holding Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”); (3) One Education Merger Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (4) Mr. Shaowei Zhang, the founder, chairman of the board of directors and chief executive officer of the Company, (5) Ms. Yu Wu, the spouse of Mr. Shaowei Zhang, (6) Mr. Pengwei Luo, a director of the board of directors of the Company, (7) Visionsky Group Limited, a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Shaowei Zhang, (8) Brightenwit Group Limited, a British Virgin Islands company wholly owned by Ms. Yu Wu, (9) Long-Spring Education Management Limited, a BVI business company incorporated in the British Virgin Islands, (10) Long-Spring Education International Limited, a BVI business company incorporated in the British Virgin Islands, (11) Long-Spring Education Technology Limited, a BVI business company incorporated in the British Virgin Islands, (12) Long-Spring Education Consulting Limited, a BVI business company incorporated in the British Virgin Islands, and (13) Spring River Greater China Fund, a Cayman Islands company wholly owned by Mr. Pengwei Luo. Filing Persons (2) through (13) are collectively referred to herein as the “Buyer Filing Persons,” and each, the “Buyer Filing Person.”

This Transaction Statement amends and supplements the Schedule 13E-3 filed with the SEC on December 13, 2024 and amended on January 8, 2025 by the Filing Persons. Except as provided herein, this Final Amendment does not modify any of the information previously reported on the Transaction Statement.

The Transaction Statement relates to the Agreement and Plan of Merger dated November 22, 2024 (the “Merger Agreement”) by and among the Company, Parent and Merger Sub providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Part XVI and in particular section 233(7) of the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company (as defined in the Cayman Islands Companies Act) resulting from the Merger.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transactions that are the subject of the Transaction Statement.

All information contained in the Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

ITEM 15. ADDITIONAL INFORMATION

(a)	Other Material Information

On March 10, 2025, the Company and Merger Sub filed with the Registrar of Companies of the Cayman Islands a plan of merger (the “Plan of Merger”), pursuant to which the Merger will become effective on the date that the Plan of Merger is registered by the Registrar of Companies of the Cayman Islands in accordance with section 233(13) of the Companies Act (the “Effective Time”), with Merger Sub merging with and into the Company and the Company becoming a private company wholly owned by Parent.

Under the terms of the Merger Agreement, at the Effective Time, (i) each ordinary share of the Company (each an “Ordinary Share”) issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and any Class A Ordinary Shares represented by ADSs) was cancelled and ceased to exist in exchange for the right to receive US$0.05 in cash per Ordinary Share without interest, and (ii) each ADS (other than ADSs representing the Excluded Shares) issued and outstanding immediately prior to the Effective Time, together with the underlying Class A Ordinary Shares represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$0.15 in cash per ADS without interest, less an ADS cancellation fee of US$0.05 per ADS and any applicable expenses, taxes and other governmental charges.

Upon consummation of the Merger, due to the internal management of Spring River, Mr. Pengwei Luo, a director and the sole shareholder holding all the management shares of Spring River, will replace Spring River as the shareholder of Parent, owning the shares of Parent that have been and will be allotted to Spring River under the Rollover Agreement (i.e. 5,840,676 shares). In order to effectuate such intended shareholding structure, the ADSs held by Spring River did not form part of the Excluded Shares, and the cancellation of which were financed by Spring River to the paying agent. Mr. Pengwei Luo, a director of the Company, has sought consent from both the Buyer Group (including Spring River) and the Board (including the Special Committee) in connection with the aforementioned arrangements.

In connection with the consummation of the Merger, the ADS program of the Company will terminate and the ADSs will no longer be quoted on the OTC QB Market, effective as of market close on March 10, 2025. The Company intends to file with the SEC a Form 15 suspending the Company’s reporting obligations under the Exchange Act. The Company’s obligations to file with or furnish to the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Transaction Statement is true, complete and correct.

Dated: March 12, 2025

First High-School Education Group Co., Ltd.

By:	/s/ Guangzhou Zhao
	Name:	Guangzhou Zhao
	Title:	Director and Member of the Special Committee

One Education Holding Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

One Education Merger Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Shaowei Zhang
/s/ Shaowei Zhang

Visionsky Group Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Yu Wu
/s/ Yu Wu

Brightenwit Group Limited

By:	/s/ Yu Wu
	Name:	Yu Wu
	Title:	Director

Long-Spring Education Management Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Long-Spring Education International Limited

By:	/s/ Minglin Wu
	Name:	Minglin Wu
	Title:	Director

Long-Spring Education Technology Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Long-Spring Education Consulting Limited

By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Director

Pengwei Luo

By:	/s/ Pengwei Luo

Spring River Greater China Fund

By:	/s/ Pengwei Luo
	Name:	Pengwei Luo
	Title:	Director

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